

March 27, 2015

Helena Lee, Esquire
Assistant General Counsel
AIG Life and Retirement
1999 Avenue of the Stars
Los Angeles, CA 90067

> Re: The Variable Annuity Life Insurance Company Separate Account A
> Initial Registration Statements on Form N-4
> File Numbers: 333-201803, and 333-201800

Dear Ms. Lee:

The staff has reviewed the above-referenced registration statements, which the Commission received on January 30, 2015. Based on your representation that both filings are substantially the same, except as to the withdrawal charge schedule, our comments below are based on a review of the courtesy copy of the Polaris Choice IV Variable Annuity filing which you provided (333-201803). These comments apply to the other filing as applicable. Capitalized terms have the same meaning as in the courtesy copy.

1. <u>Highlights (Page 5)</u>
   Please add disclosure in the last sentence of the "Highlights" section that all material state variations are described in Appendix A.

2. <u>Fee Table (Page 7)</u>
   (a) The Underlying Fund Table should be renamed "Total Annual Fund Operating Expenses."

   (b) Please show maximum charges first.

3. <u>Dollar Cost Averaging Program (Page 18)</u>
   In the last paragraph you "reserve the right to modify, suspend or terminate" the program. Please specify how much notice will be provided and what happens to amounts invested in the program following any event specified in the notice. This change should also be made in all other places where this language appears in the prospectus. (See also comment 5 below).

4. <u>Polaris Portfolio Allocator Model (Page 20)</u>
   Please explain, supplementally, when the circumstances covered by the sentence "If you

purchase your contract prior to the current allocation of the Models specified above…" would apply since this is a new contract. Please remove or add language clarifying the applicable circumstances.

5. <u>Important Information about the Polaris Portfolio Allocator Program (Page 20)</u>
Please add language clarifying what happens to amounts allocated to the Polaris Portfolio Allocator Program if you exercise your right to modify, suspended the Program. Please also address this issue with respect to the Combination Model, the 50%-50% Combination Model, the Automatic Asset Rebalancing and any other Programs where you reserve this right.

6. <u>Access to Your Money (Pages 24- 25)</u>
Please add language clarifying the statement in the last paragraph which provides: "If you have elected an Optional Living Benefit and you take the Maximum Withdrawal Amount, you may still take an additional amount under the Free Withdrawal provision…"

7. <u>Free Withdrawal (Page 25)</u>
Please highlight the disclosure that if a contract owner surrenders the contract in full while withdrawal charges are in effect, the withdrawal charge will also apply to any free withdrawal amounts previously withdrawn. Please also clarify whether this applies to any previous RMD withdrawals.

8. <u>Polaris Income Plus and Polaris Income Builder (Page 27)</u>
(a) Please specify how much the Income Credit is reduced in any Benefit Year where the cumulative withdrawals are less than 6% of the Income Base and not greater than the Maximum Withdrawal Amount applicable to the income option selected.

(b) Please clarify whether RMD withdrawals would prevent receipt of the Income Credit.

9. <u>Polarus Income Plus and Polaris Income Builder (Page 28)</u>
Please briefly describe the type of investor for whom each Living Benefit is intended.

10. <u>Table (Page 30)</u>
(a) Please put a caption on the table at the top of page 30.

(b) Please delete the reservation as to prospectively issued contracts here and elsewhere in the prospectus (<u>e.g.</u> last paragraph on Investment Requirements… on page 31) since the staff would expect that you would supplement the prospectus before any such change is implemented.

11. <u>When and how may I elect a Living Benefit (Page 35)</u>
Please clarify if a Living Benefit may be elected only at time of issue.

12. <u>Extended Legacy Program (Page 38)</u>
Please explain whether this Program is available under this contract.

13. <u>Withdrawal Charges (Pages 41-42)</u>
    Please explain in plain English the difference in treatment of withdrawals for contract
    versus tax purposes.

14. <u>Part C</u>
    As to the agreement to be filed by amendment, please note that copies of actual agreements
    rather than the " form of" should be filed as Exhibits. See Rule 483.

15. <u>Financial Statements, Exhibits, and Other Information</u>
    Financial statements, exhibits, and other required or missing disclosure not included
    in this registration statement must be filed in a pre-effective amendment to
    the registration statement.

16. <u>Tandy Comment</u>
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the registrant and its
    management are in possession of all facts relating to the registrant's disclosure, they are
    responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;
    · the registrant is responsibility for the adequacy and accuracy of the disclosure in the
      filing; the staff's comments, the registrant's changes to the disclosure in response to the
      staff's comments or the action of the Commission or the staff, acting pursuant to
      delegated authority, in declaring the filing effective, does not relieve registrant from this
      responsibility; and
    · the registrant may not assert this action or the staff's comments as a defense in any
      proceeding initiated by the Commission or any person under the federal securities laws of
      the United States.

    In addition, please be advised that the Division of Enforcement has access to all information
    you provide to the staff of the Division of Investment Management in connection with our
    review of your filing or in response to our comments on your filing. We will consider a
    written request for acceleration of the effective date of the registration statement as a
    confirmation of the fact that those requesting acceleration are aware of their respective
    responsibilities. We will act on the request and, pursuant to delegated authority, grant
    acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Senior Counsel